Phone:	(561)417-8100
Fax:	(561)417-8101
Email:	distefano@BlankRome.com

November 16, 2007

VIA EDGAR TRANSMISSION

Larry Spirgel, Esquire

Kathleen Krebs, Esquire
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Tactical Solution Partners, Inc.
Amendment No. 2 to Form 10-SB

Filed October 18, 2007

File 0-52719

Dear Mr. Spirgel and Ms. Krebs:

On behalf of our client, Tactical Solution Partners, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated October 30, 2007 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Item 6. Executive Compensation, page 32

1.

Please revise your summary compensation table on page 32 to provide disclosure in accordance with revised Item 402(b) of Regulation S-B. For example, use the tabular format specified in Regulation S-B Item 402(b)(1). As another example, for awards of stock and options, disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Regulation S-B Item 402(b)(2)(v) and (vi). Please revise as appropriate. Refer to SEC Release Nos. 33-8732A and 33-8765, available at our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2006.shtml.

As requested, the Company has revised the summary compensation table on page 32 to provide disclosure in accordance with revised Item 402(b) of Regulation S-B. The Company accounts for all employee and non-employee stock-based compensation in accordance with FAS 123R. As such, all stock-based compensation recognized in the financial statements included in the Company’s Registration Statement have been accounted for in accordance with FAS 123R.

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

2.

We note your response to prior comment 5 in our letter dated October 3, 2007. Also include in the executive compensation of Messrs. Brechin and Rutherford the 400,000 shares transferred to each of them by Messrs. Wall, Kirch and Licis. Refer to Regulation S-B Item 402(a)(1).

As requested, the Company has revised the summary compensation table on page 32 include in the executive compensation of Messrs. Brechin and Rutherford the 375,000 shares transferred to each of them by Messrs. Wall, Kirch and Licis.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/ REBECCA G. DISTEFANO
Rebecca G. DiStefano

cc:

Richard Sajac

Ryan Kirch

Michael Joseph, Esq.

Bruce Rosetto, Esq.

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